Exhibit 99.1

Exhibit 99.1 QR-421A STELLAR Trial results March 24, 2021

Forward looking statements This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including but not limited to, statements regarding our strategy, future operations, future preclinical and clinical trial plans and related timing of trials and results, the design of planned trials for QR-421a and the expected regulatory pathway for this product candidate, including the potential for the Sirius and Celeste trials to serve as the sole registration trials in this indication, research and development, future financial position, future revenues, projected costs, prospects, therapeutic potential of our product candidates, plans and objectives of management, are forward-looking statements. The words “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this presentation. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted by the COVID-19 pandemic; the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; and general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law

Agenda 1. Introduction Daniel de Boer Next steps Daniel de Boer 2. Results of Stellar Phase 1/2 Aniz Girach, MD Q&A Daniel de Boer, Aniz Girach and Smital Shah Daniel de Boer Founder and Chief Executive Officer Aniz Girach, MD Chief Medical Officer Smital Shah Chief Business & Financial Officer

>2,000,000 people living with inherited retinal disease

The impact of USH2A mediated vision loss This video is not available in the pdf. Please register to watch the full presentation.

Results of Stellar Phase 1/2 Trial By Aniz Girach, MD, Chief Medical Officer

QR-421a for Usher syndrome and non-syndromic retinitis pigmentosa (nsRP) Potential first-in-class RNA therapy QR-421a targets Exon 13 mutations in Ush2a ( >16,000 patients) QR-421a aims to prevent patients from going blind $7.5M co-funding from Foundation Fighting Blindness

Usher syndrome / non-syndromic retinitis pigmentosa (nsRP) are slow progressing QR-421a targets early-moderate and advanced disease Early-moderate disease Losing visual field from the outside-inward Advanced disease Losing visual acuity (VA) Progression rate varies from patient to patient; best control is the patient’s other, untreated eye Illustrative

Patient baseline disease stage informs endpoints VA of less than 70 letters (20/40) at baseline is advanced disease Early-moderate disease Visual Field As measured by Static Perimetry Advanced disease Visual Acuity As measured by BCVA (Best Corrected Visual Acuity) 0 (20/20) 70 letters 1 (20/200) 2 (CF) 3 (HM) 4 (LP) BCVA (LogMAR (Snellen)) Direction of decline Visual Field (Degrees) 90 60 30 0 0Age (years) 50 Illustrative

QR-421a Phase 1/2 trial in Usher & nsRP Enrollment completed; 2nd and final Interim Analysis conducted Final Interim Analysis Interim Analysis 1 nth 1 month COHORT 2 100 µg (n=4) 3 months COHORT 2B 100 µg Homozygous (n=3) COHORT 3 200 µg Homozygous (n=3) COHORT 1 50 µg (n=4) DS MC 0 month 1 month3 months 24 months total Stellar Phase 1/2 trial Randomized, sham masked, single ascending dose, global multicenter, 24-month study Key endpoints include: Goal: to identify for next trial: • • • Visual acuity (VA): Best-Corrected VA Visual field: Static perimetry, microperimetry, dark-adapted chromatic (DAC) perimetry Optical Coherence Tomography (OCT) Imaging Registration endpoint(s) Dose, dosing regimen Population

Treated: n=14 Enrolled Population: n=20 Advanced: n=6 n=6 n=5 n=5 n=4 Sham: n=6 n=6 Early-moderate disease: baseline VA ≥ 70 letters (20/40)

Summary of trial results Trial met its key objectives Well tolerated with no serious adverse events Clinical proof of concept established Best Corrected Visual Acuity (BCVA) in advanced patients Static Perimetry in early-moderate patients Concordant improvements in multiple other endpoints Identified key information to take the program forward: Registration endpoint Dose and dose interval Optimal study population Plan to start Phase 2/3 pivotal trials by YE 2021

QR-421a was well tolerated QR-421a was well tolerated in >3,700 subject follow up days No SAEs, no inflammation Cataracts occur in >30% patients in natural history of disease 1 patient had worsening of pre-existing cataracts in both the treated and untreated eye with cataract extractions in both eyes Deemed not treatment related by Investigator Cystoid Macular Edema (CME) known to occur as part of natural history of disease in >30% of the patients No new occurring cases of CME during study 1 patient with CME at baseline progressed during study, classified as mild, managed with standard of care

Advanced population efficacy results Population with progressed visual acuity loss

BCVA stabilization in treated eye Mean 6 letter benefit at week 48 Mean change from baseline in BCVA All QR-421a treated patients (n=14) 6 letter benefit Single dose Stabilization of vision observed in treated eye vs decline in untreated eye in all patients 6 letter benefit at week 48, after single dose Sustained effect is consistent with the long half-life of QR-421a Change in BCVA (ETDRS letters) 2 0 Direction of decline -4 -6 -8 -10 BL1481216243648 (n=14) (14) (14) (14) (14) (6) (8) (8) (7) (n=14)(14) (14) (14) (14) (6) (8) (8) (7) QR-421a Treated eyes Untreated eyes

BCVA stabilization driven by advanced population Mean 9.3 letter benefit at week 48 BCVA response is driven by advanced disease population Stabilization of vision in treated eye after single dose Deterioration of untreated eye in line with expected natural history of disease Mean 9.3 letter benefit at week 48 in the advanced population Sustained effect is consistent with the long half-life of QR-421a Advanced population (n=6) 9.3 letter benefit Single dose Change in BCVA (ETDRS letters) 2 0 Direction of decline -4 -6 -8 -10 BL1481216243648 (n=6) (6) (6) (6) (6) (4) (4) (5) (4) (n=6)(6) (6) (6) (6) (4) (4) (5) (4) QR-421a Treated eyes Untreated eyes

Benefit in BCVA in advanced population Mean BCVA benefit between treated and untreated eyes Advanced population (n=6) Single dose Difference between treated and untreated eyes demonstrate BCVA benefit in advanced patients Response is consistent with disease state 9.3 letter benefit at week 48 in the advanced population Direction of benefit in Treated eye Change in BCVA (ETDRS letters) 6 4 2 0 -2 -4 BL1481216243648 (n=6)(6)(6)(6)(6)(4)(4)(5)(4) Weeks QR-421a Treated eyes minus untreated eyes

Stabilization of retinal structure in treated eyes Measured by OCT based Ellipsoid Zone (EZ) in the central macular area Ellipsoid zone area: % mean change from baseline All QR-421a treated subjects Single dose Stabilization in the treated eyes out to 48 weeks, after single dose Deterioration in untreated eyes in line with natural history Benefit on OCT provides objective validation of response on BCVA and other endpoints 15 10 5 EZ area (%) Direction of decline -10 -15 -20 -25 -30 BL122448 (n=11)(11)(3)(5) Weeks QR-421a Treated eyes Untreated eyes

Stabilization of microperimetry in treated eyes Measuring retinal sensitivity in central visual field 0.5 Mean change from baseline in microperimetry seeing zones All QR-421a treated subjects Single dose Stabilization in the treated eyes out to week 24, after single dose Durability of response in line with half life of QR-421a Steady decline in untreated eye over same period Mean change from baseline (dB) -0.5 Direction of decline -1.5 -2 -2.5 -3 (n=8) (7) (4) (3) 3) (8) (n=8) (7) (3) (3) (8) (4) Weeks QR-421a Treated eyes Untreated eyes

BCVA selected as primary endpoint for advanced population

✓ **Patient population identified**

- ✓ 100% of the advanced patients were responders
- ✓ No difference between homozygous and heterozygous genotype
- ✓ No difference between Usher and nsRP

✓ **Dose for next trial identified**

- ✓ No difference between different dose levels, consistent with preclinical data
- ✓ All tested doses were active providing great flexibility for dose selection



Responders by baseline characteristics
at week 48 or last observation carried forward (n=14)
% patients with 5+ letter benefit
100%
80%
60%
40%
20%
0%
All treated patients (14)
Advanced (6)
Early-mod (8)
Sham (6)
Responders
Non-responders



Responders by baseline characteristics and dose
at week 48 or last observation carried forward (n=7)
% patients with 5+ letter benefit
100%
80%
60%
40%
20%
0%
nsRP (n=4)
Usher (n=3)
Homozygous (3)
Heterozygous (4)
50ug (n=2)
100ug (n=4)
200ug (n=1)
Advanced
Early-moderate

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Early-moderate population efficacy results Population with visual field loss, but minimal visual acuity loss

Visual field: Benefit on retinal sensitivity Improvement measured by static perimetry after single dose Mean total retinal sensitivity improvement using static perimetry All QR-421a-treated patients (n=14) Single dose Analysis: total retinal sensitivity improvement difference between treated and untreated eyes change from baseline Benefit observed in treated eyes after single dose Benefit sustained for >6 months Direction of benefit in Treated eye Total retinal sensitivity (dB) 20 10 0 -10 -20 BL412243648 (n=14) (13) (8) (7) (4) (10) (n=14) (13) (7) (4) (10) Weeks QR-421a Treated eyes minus Untreated eyes

Improvement in treated eyes on static perimetry Measuring retinal sensitivity in peripheral visual field Mean number of retinal loci with ≥7dB improvement in static perimetry All QR-421a treated patients Single dose Benefit observed in treated eyes vs untreated eyes Benefit sustained for 9+ months after single dose Static perimetry improvement in line with approvable endpoint threshold 12 Direction of benefit # of loci with ≥7dB 8 6 4 2 0 (n=8) (7) (4) (3) 3) (8) BL (n=14) 4 (10) 12 (13) 24 (8) 36 (4) 48 (7) QR-421a Treated eyes Weeks Untreated eyes

Static perimetry improvement driven by early-moderate population Mean number of retinal loci with ≥7dB improvement in static perimetry Early-moderate population (n=8) Single dose Benefit observed in treated eyes vs untreated eyes after single dose Magnitude greater in early-moderate population Static perimetry improvement in line with approvable endpoint threshold 12 Direction of benefit # of loci with ≥7dB 8 6 4 2 0 (n=8) (7) BL (n=8) 4 (7) QR-421a Treated eyes (8) (4) (3) (2) 12 (8) 48 (3) 36 (2) (4) Weeks Untreated eyes

Static perimetry selected as primary endpoint for early-moderate population Benefit in mean total retinal sensitivity improvement observed in all treated eyes 7dB analysis in all treated group crossed threshold for regulatory approval with a more pronounced benefit in early-moderate patients Effect consistent with half-life with benefit lasting for 24 weeks post a single-dose 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% % Responders on static perimetry All treated patients Early to moderateAdvanced in early-moderate population ResponderNon-responder Responder = subject with more retinal loci improved by ≥7dB in the treated eye than in the untreated eye at week 12

Benefit in vision in treated group, not sham group Observed in advanced population Mean change from baseline in BCVA Advanced population (n=6) Single dose 4 Change in BCVA (ETDRS letters) 0 -2 -4 -6 -8 QR-421a Treated eyes Untreated eyes

Benefit in vision in treated group, not sham group Observed in advanced population Mean change from baseline in BCVA Advanced population (n=6) Single dose 4 Change in BCVA (ETDRS letters) 0 -2 -4 -6 -8 QR-421a Treated eyes Untreated eyes Sham Treated eyes

Benefit in vision in treated group, not sham group Observed in advanced population Mean change from baseline in BCVA Advanced population (n=6) Single dose Mean BCVA benefit between treated and untreated eyes Advanced population (n=6) Single dose 12.3 letter difference 48 Change in BCVA (ETDRS letters) Change in BCVA (ETDRS letters) 6 0 4 -2 2 -4 0 -6 -8-2 -10 BL14812 16243648 -4 BL1481216243648 Sham: (n=2) (2) (2) (2) (2) (1) (2) (2) (1) Sham: (n=2) (2) (2) (2) (2) (1) (2) (2) (1) Weeks Weeks (n=6) (6) (6) (6) (6) (4) (4) (5) (4) QR-421a:(n=6) (6) (6) (6) (6) (4) (4) (5) (4) QR-421a Treated eyes Untreated eyes Sham Treated eyes QR-421a-Treated eyes minus Untreated eyes Sham-Treated eyes minus Untreated eyes

Sham in line with untreated eye and natural history Ellipsoid zone area: % mean change from baseline All QR-421a treated subjects Single dose 15 10 5 EZ area (%) Mean Change from Baseline in BCVA Advanced Population Single dose Change in BCVA (ETDRS letters) 2 0 Mean Number of retinal loci with ≥7dB improvement in static perimetry Early-moderate population Single dose 12 # of loci with 7dB more 8 -5 -10 -15 -20 -25 -26 -44 -62 -80 -30 BL122448 -10 BL 1 4 8 12 16243648 -2 BL 412243648 WeeksWeeksWeeks QR-421a Treated eyes Untreated eyes Sham Treated eyes

Dosing interval identified at 6 months Ellipsoid zone area: % mean change from baseline All QR-421a treated subjects Single dose 15 10 5 EZ area (%) Mean Change from Baseline in BCVA Advanced Population Single dose Change in BCVA (ETDRS letters) 2 0 Mean Number of retinal loci with ≥7dB improvement in static perimetry Early-moderate population Single dose 12 # of loci with 7dB more 8 -5 -10 -15 -20 -25 -26 -44 -62 -80 -30 BL122448 -10 BL 1 4 8 12 16243648 -2 BL 412243648 QR-421a Treated eyes WeeksWeeks Weeks Untreated eyes • • Effect sustained for approx. 6 months across endpoints Durability in line with half-life and pre-clinical modeling Redosing interval established at 6 Months

Summary of Phase 1/2 results QR-421a was well tolerated Clinical proof of concept established, consistent with baseline disease, after single dose Advanced disease: 100% of patients had a BCVA benefit, 0% in sham group Early-moderate population: Improvement on Static Perimetry Supported by key secondary endpoints: Stabilization of EZ area on OCT imaging (objective measurement) Stabilization of Microperimetry-based retinal sensitivity Dose range and dose interval established All information acquired in Stellar to design Phase 2/3 studies: Sirius clinical study: a Phase 2/3 study in advanced patients Celeste clinical study: a Phase 2/3 study in early-moderate patients

QR-421a planned Phase 2/3 for Advanced Patients Preliminary design, to be agreed with regulators 0 month3 month6 month9 month 12 month 15 month18 month21 month24 month Month 18 Primary endpoint Potential Month 12 Interim Analysis Month 18 Primary Endpoint QR-421a: dose 1 QR-421a: dose 2 Sham-procedure = Dose • • Double-masked, randomized, sham controlled, 24-month, multiple dose study Population: Baseline BCVA ≤ 20/40 • • Approx. 100 patients Homozygous and heterozygous, Usher and nsRP Primary endpoint: Visual Acuity Key secondary endpoint: OCT, Mobility course, Perimetry Anticipated start of trial: YE 2021

QR-421a planned Phase 2/3 for Early-Moderate patients Preliminary design, to be agreed with regulators 0 month3 month6 month9 month 12 month 15 month18 month21 month24 month Potential Month 12 Interim Analysis Month 18 Primary Endpoint QR-421a: dose 1 QR-421a: dose 2 Sham-procedure = Dose Double-masked, randomized, sham controlled, 24-month, multiple dose study Population: Primary endpoint: Static Perimetry Key secondary endpoint: Mobility course, BCVA, OCT Anticipated start of trial: YE 2021 Approx. 100 patients Homozygous and heterozygous, Usher and nsRP

Next steps By Daniel A. de Boer, Chief Executive Officer

>2,000,000 people living with inherited retinal disease

# Investigational RNA therapies in pipeline for >100,000 IRD patients


50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
~2,000
~16,000
~2,000
~1,000
~7,000
~10,000
~500
Sepofarsen for LCA10
QR-421a for Usher Syndrome
QR-1123 for P23H adRP
QR-411 for Usher Syndrome
QR-1011 for Stargardt's Disease
QRX-461 for Usher Syndrome
QRX-136 for LCA10
Other programs for mutations causing IRDs

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Deep pipeline in ophthalmology

With multiple near-term catalysts

	DISCOVERY	PRECLINICAL	PHASE 1/2	PHASE 2/3	NEXT MILESTONE
Sepofarsen (QR-110) for LCA10 p.Cys998X			*Pediatric study*		Completed pivotal enrollment in Q1 2021, *Insight* data update in H2 2021
QR-421a for Usher syndrome 2A exon 13					Phase 2/3 studies to start before year end 2021
QR-1123 for P23H adRP - *discovered by Ionis*					Interim analysis in *Aurora* trial in 2021
QR-504a for FECD3					Start trial in H1 2021, data in H1 2022
QR-411 for Usher syndrome 2A PE40					
QR-1011 for Stargardt's disease c.5461-10T>C					
QRX-461 for Usher syndrome undisclosed mutation					
QRX-136 for LCA undisclosed mutation					

ProQR Therapeutics 37

ProQR Inherited Retinal Disease Strategy

Mutation specific medicines for IRDs

Patient focused

- >2,000,000 patients worldwide without a treatment
- Large unmet need
- Engagement with patient communities globally

Proven discovery engine

- >50 molecules in pipeline for IRD causing mutations
- Validated scientific platform
- Favorable therapeutic profile in IRD: long half life, IVT administration

Integrated clinical development

- Deep network in IRD specialist clinical sites in Europe and Americas
- Vast experience in ophthalmic development

Strong translational platform

- Predictive translational platform based on human retinal organoids
- *In vitro*/*in vivo* correlation

Synergistic commercial infrastructure

- ~35 specialist sites across EU and US see >80% of the patients
- Specialized sites see patients with all different IRDs
- Allowing for cross-portfolio synergies
- IVT administration provides access advantage

ProQR Therapeutics 38

Full catalyst calendar

	2021 Q1	2021 Q2	2021 Q3	2021 Q4	2022 Q1	2022 Q2
Sepofarsen *LCA10*	Complete enrollment *Illuminate* in Q1	Start pediatric study in 2021		*InSight* open label extension study data update in H2	*Illuminate* readout H1 2022	
QR-421a *USH2A Usher syndrome & RP*				Start Phase 2/3 *Celeste* and *Sirius* trials		
QR-1123 *RHO RP*			*Aurora* Interim Analysis in 2021			
QR-504 *FECD3*		Start *Fuchs Focus* study in H1			Data from the *Fuchs Focus* study	

Cash runway into 2023

ProQR Therapeutics 39

Q&A

IT’S IN OUR RNA